UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EASTERN VIRGINIA BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

277196101

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,061,225 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,061,225 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           Castle Creek Capital Partners IV, LP (“Fund IV”) also owns 4,048,670 shares of a series of non-voting mandatorily convertible noncumulative preferred stock (“Series B Preferred Stock”) of Eastern Virginia Bankshares, Inc. (the “Company”), which is convertible into shares of common stock, par value $2.00 per share (“Common Stock”) in connection with certain transfers of such shares of Series B Preferred Stock or if the Company’s Board of Directors has approved such conversion, subject to certain restrictions based on the beneficial ownership of the holder of the shares of Series B Preferred Stock. Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(2)           This calculation is based on 13,116,600 shares of Common Stock of the Company outstanding as of December 12, 2016, as reported in the Agreement and Plan of Merger dated as of December 13, 2016 by and between the Company and Southern National Bancorp of Virginia, Inc., attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2016 (the “SONA Merger Agreement”).

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,061,225

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,061,225

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           This calculation is based on 13,116,600 shares of Common Stock outstanding as of December 12, 2016, as reported in the SONA Merger Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 13,116,600 shares of Common Stock outstanding as of December 12, 2016, as reported in the SONA Merger Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 13,116,600 shares of Common Stock outstanding as of December 12, 2016, as reported in the SONA Merger Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 13,116,600 shares of Common Stock outstanding as of December 12, 2016, as reported in the SONA Merger Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 13,116,600 shares of Common Stock outstanding as of December 12, 2016, as reported in the SONA Merger Agreement.

CUSIP No. 277196101	SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2013 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc., a Virginia corporation (the “Company”).  The address of the principal executive office of the Company is 10900 Nuckols Road, Suite 325, Glen Allen, Virginia 23060. This Amendment is being filed to report the information in Item 6 below.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, with the following:

On December 22, 2016, Castle Creek Capital Partners IV, LP (“Fund IV”) entered into a Secured Promissory Note (the “Secured Promissory Note”) in favor of Stifel Bank & Trust (the “Secured Party”) in connection with a $20,000,000 term loan facility.   Pursuant to a Security and Pledge Agreement entered into in connection with the Secured Promissory Note, Fund IV has pledged, among other things, all of its interest in the Common Stock of the Company.  In connection with such pledge, Fund IV made certain customary representations, warranties and covenants with respect to the Common Stock, including that Fund IV will not trade, assign or transfer the Common Stock without the Secured Party’s prior written consent.  The Secured Promissory Note contains customary default provisions.  In the event of a default under the Secured Promissory Note, the Secured Party may foreclose upon any and all shares of Common Stock pledged to it by Fund IV.

The Company is not a party to the Secured Promissory Note or any of the related loan documents and has no obligations thereunder.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Castle Creek Capital Partners IV, LP on November 9, 2015).

CUSIP No. 277196101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ Mike Thomas
Name:	Mike Thomas

MARK G. MERLO

By:	/s/ Mark Merlo
Name:	Mark Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D (EASTERN VIRGINIA BANKSHARES, INC.)